Exhibit 99.225

APPENDIX C TO NATIONAL INSTRUMENT 41-101
GENERAL PROSPECTUS REQUIREMENTS

NON-ISSUER FORM OF SUBMISSION TO
JURISDICTION AND APPOINTMENT OF
AGENT FOR SERVICE OF PROCESS

1.	Name of issuer (the “Issuer”): mCloud Technologies Corp.
2.	Jurisdiction of incorporation, or equivalent, of Issuer: British Columbia
3.	Address of principal place of business of Issuer:

550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

4.	Description of securities (the “Securities”):

Common shares and common share purchase warrants issuable on conversion of debentures, and common shares issuable on exercise of common share purchase warrants.

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered: August 12, 2021.
6.	Name of person filing this form (the “Filing Person”): Russel McMeekin
7.	Filing Person’s relationship to Issuer: Director and Chief Executive Officer
8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person: Phoenix, Arizona
9.	Address of principal place of business of Filing Person:

550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

10.	Name of agent for service of process (the “Agent”): Owens Wright LLP
11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada): 20 Holly Street, Suite 300, Toronto, Ontario
12.	The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Prospectus; and

(b)	any administrative proceeding in any such province, in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of the Province of Ontario.

Dated: August 12, 2021.	(Signed) "Russel McMeekin"
Signature of Filing Person

Russel McMeekin
Print name of person signing and, if the Filing Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Russel McMeekin under the terms and conditions of the appointment of agent for service of process stated above.

OWENS WRIGHT LLP

Dated: August 12, 2021.	Per: (signed) "Paul De Luca"
Signature of Agent

Paul De Luca, Partner
Print name of person signing and, if Agent is not an individual, the title of the person